UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62245/June 9, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13883

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In the Matter of :	
:	ORDER MAKING FINDINGS AND
UNIVERSAL PROPERTY DEVELOPMENT :	REVOKING REGISTRATION
& ACQUISITION CORP. :	BY DEFAULT
:	

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SUMMARY

This Order revokes the registration of the registered securities of Universal Property Development & Acquisition Corp. (Universal Property). The revocation is based on Universal Property's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 10, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Universal Property is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Universal Property was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on May 14, 2010.[1] To date, Universal Property has not filed an Answer to the OIP, due twenty days after service. See OIP at 2; 17 C.F.R. § 201.220(b). Thus, Universal Property has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, it is in default, and the undersigned finds that the allegations in the OIP are true.[2] See OIP at 2; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Universal Property, pursuant to 17 C.F.R. § 201.323.

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[1] Universal Property was served with the OIP by certified mail delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] Previously, Universal Property was advised that if it failed to file an Answer to the OIP, the undersigned would enter an order revoking the registration of its securities. See Universal Prop. Dev. & Acquisition Corp., Admin. Proc. No. 3-13883 (A.L.J. May 25, 2010) (unpublished).

II. FINDINGS OF FACT

Universal Property is a Nevada corporation with its principal offices in Juno Beach, Florida. Universal Property purports to be an oil and gas company, and its common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008. Universal Property's common stock is quoted on the Pink Sheets operated by Pink Sheets OTC Markets Inc.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Universal Property violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Universal Property will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Universal Property's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Universal Property Development & Acquisition Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge